

March 9, 2012

Via E-mail
Nelson F. Greene, Esq.
Chief Legal Officer and Secretary
Vantiv, Inc.
8500 Governor's Hill Drive
Symmes Township, OH 45249

> **Re:** **Vantiv, Inc.**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **Filed March 8, 2012**
> **File No. 333-177875**

Dear Mr. Greene:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 64

Critical Accounting Policies, page 88

Shared Compensation Expense, page 90

1. We note your response to comment 2 in our letter dated March 7, 2012. As previously requested, please confirm you will expand your disclosure in the next amendment to incorporate the substance of the response including the company's valuation methodologies along with the related assumptions, and the drivers behind the increase in valuation as required by Item 505 of Regulation S-K. Furthermore, we are unclear about whether you obtained a contemporaneous independent valuation or a retrospective valuation and the extent of your reliance. Please clarify the fact in the disclosure. We also note you utilize two valuation methodologies, namely income

and market approaches, to fair value your company. In that regard, we are unclear about the basis behind the weighting you have given to the two approaches in arriving at the final valuation. Please advise us and revise your disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Andrew Mew, Accounting Branch Chief, at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Alexander D. Lynch, Esq.
        Weil, Gotschal & Manges LLP